UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 21, 2010

Commission File Number: 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

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annual reports under cover Form 20-F or Form 40-F.

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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the information contained in this Form is also thereby furnishing the information to the

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registrant in connection with Rule 12g3-2(b): 82-                    )

press release

Rabat, Casablanca, Paris, 21 September 2010

The Groups “Caisse de Dépôt et de Gestion” (CDG), FinanceCom and France Telecom have agreed upon a strategic partnership in which France Telecom will acquire an initial stake of 40% in Médi Télécom, Morocco's second largest telecoms operator

Rabat, Casablanca and Paris, 21 September 2010: Fipar-Holding (CDG group), FinanceCom and France Telecom today signed a memorandum of understanding with a view to France Telecom acquiring a 40% share of Médi Télécom’s capital and voting rights. France Telecom will consolidate this stake into its accounts by way of global integration from the fiscal year 2015.

Médi Télécom is the second biggest global telecoms operator in Morocco, with licences for fixed, mobile and 3G telephony, and has been active in the telecoms sector since 1999. Over the years Médi Télécom has built an international reputation for its expertise and know-how, capitalising chiefly on the quality of its Moroccan human resources and its perceptive development strategy.

With over 10 million mobile subscribers and a market share of 37%, Médi Télécom published sales of over 5.3 billion dirham (465 million euros) in 2009 with an EBITDA margin of 40% and an operational cash-flow of around 1.4 billion dirham (131 million euros).

Through this partnership, France Telecom intends to leverage its marketing, commercial and technical expertise to contribute to the strategic development of Médi Télécom in value-added sectors such as mobile voice and data communications, content as well as in the B2B market.

Stéphane Richard, France Telecom’s CEO, said: “The acquisition of this stake in Médi Télécom is the first concrete step in our new policy of expansion outside Europe, and contributes to our stated aim of doubling our revenues in Africa and the Middle-East over the next five years. I am delighted to contribute to this strategic partnership, which can only strengthen Médi Télécom's profile as a dynamic and solid company”.

Othman Benjelloun and Anass Houir Alami, respectively President of the FinanceCom Group and CEO of CDG, see this partnership as a strategic alliance that will strengthen the position of Médi Télécom in Morocco and will provide it with a platform for opening out across the Maghreb region and Africa.

The transaction involves a sum of 640 million euros for a share of 40% of Médi Télécom’s capital and voting rights, corresponding to a company value of 2,140 million euros. On the transaction date, France Telecom will also take over 40% of Médi Télécom’s shareholder accounts, which amounts to around 78 million euros.

The transaction will create value for all Médi Télécom shareholders, who will receive all its available cash-flow as a dividend. It will be accretive for France Telecom from 2011 in terms of cash-flow per share and profit per share.

The CDG, FinanceCom and France Telecom groups have agreed to float Médi Télécom on the Casablanca stock exchange in the short to medium term.

The signing of the final documents and the closing of the transaction is expected to take place by the end of 2010. The final closing of the agreement remains conditional to the prior approval of the Moroccan regulatory body (ANRT).

About Médi Télécom

The leading private-sector telecommunications operator in Morocco, Méditel has become over the period of only ten years on of the Kingdom's most visible companies. As a global multi-services operator, Méditel provides its customers with a complete range of offers in mobile and fixed telephony, internet and 3G as well as specific services for businesses.
With over 10 million customers, Méditel has over 1,000 employees and has indirectly enabled the creation of 20,000 jobs.

As an innovative company, Méditel has positioned itself as a motor of economic growth in Morocco and an accelerator in the telecommunications sector.
Social and environmental responsibility is one of the key priorties for the company, which is constantly working to introduce new ways to improve its performance in these areas.

For more information: www.meditelecom.ma

About Fipar Holding – CDG Group

Fipar-Holding is an investment company, 100% owned by CDG, which holds and manages a varied portfolio of significant holdings in companies on behalf of third parties, with the aim of generating medium and long-term financial return on investment. Fipar-Holding is active in the financial, industrial and service sectors.

It manages a portfolio of around thirty lines of investment with a combined value of about 16 billion dirham.

For more information: www.fipar.ma

About FinanceCom

FinanceCom is a group with multiple business lines which is closely linked with the Moroccan economic and financial landscape. With particular focus on Banking, Insurance and Telecoms, FinanceCom is a top rank national operator.

Through its international development strategy, the FinanceCom Group is already making full use of high-profile representation in the main European and African financial centres, as well as its active presence in more than fifteen African countries. The Group’s core objective is to work alongside investors seeking potential in Africa.

On 31 December 2009, the FinanceCom Group’s consolidated balance-sheet amounted to over 18 billion Euros, and its consolidated turnover was close to 1.8 billion Euros.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had total sales of 44.8 billion euros in 2009 (22.1 billion euros for the first half 2010). At 30 June 2010, the Group had a customer base of 182 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers over 131 million customers. At 30 June 2010, the Group had 123.1 million mobile customers and 13.2 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number three provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Press contact Médi Télécom:

Hassan BOUCHACHIA – +212 660 79 05 15 – hassan.bouchachia@meditel.ma

Press contact Caisse de Dépôt et de Gestion (CDG):

Nada LALAMI – +212 537 66 93 80 – lalami@cdg.ma

Press contact FinanceCom:

Nadia ECHCHERKI – +212 522 26 29 21 – nechcherki@bmcebank.co.ma

Press contacts France Télécom: +33 1 44 44 93 93

Béatrice MANDINE, beatrice.mandine@orange-ftgroup.com

Bertrand DERONCHAINE, bertrand.deronchaine@orange-ftgroup.com

Tom WRIGHT, tom.wright@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 21, 2010

FRANCE TELECOM
By:	/s/ Stéphane Pallez
Name:	Stéphane Pallez
Title:	Group Deputy Chief Financial Officer